UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2023

Commission File Number 0-21388

Senstar Technologies Ltd.
(Translation of registrant’s name into English)

10th F. Gibor Sport Tower 7 Menachem Begin Road
Ramat Gan 5268102, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

This Report on Form 6-K is incorporated by reference into the Registrant's Registration Statements on Form S-8 - File Nos. 333-164696, 333-174127 and 333-190469.

Redomiciliation Plan – Merger Agreement

On September 26, 2023, Senstar Technologies Ltd., a company organized under the laws of the State of Israel (“Senstar-Israel”), entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) with a newly established Ontario corporation known as Senstar Technologies Corporation (“Senstar-Ontario”), and Can Co Sub Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Senstar-Ontario (“Merger Sub”), pursuant to which Senstar-Ontario will become the parent company of Senstar-Israel as a result of the merger of Merger Sub with and into Senstar-Israel (the “Merger”), with Senstar-Israel surviving the Merger as a wholly-owned subsidiary of Senstar-Ontario. The Merger is structured as a statutory merger pursuant to Sections 314-327 of the Companies Law, 5759-1999, of the State of Israel (the “ICL”).

Upon completion of the Merger, Senstar-Israel’s shareholders as of the effective time of the Merger will receive one (1) validly issued, fully paid and nonassessable Common Share of Senstar-Ontario (the “Senstar-Ontario Common Share”), subject to applicable withholding taxes, for each one (1) ordinary share, par value NIS 1.00 per share, of Senstar-Israel (the “Senstar-Israel Shares”). Upon completion of the Merger, Senstar-Ontario Common Shares will be listed on Nasdaq under the symbol “SNT.”

The purpose of the Merger is to redomicile Senstar-Israel, the parent company of the Senstar group of companies (the “Senstar Group”), to be an entity organized in the Province of Ontario, Canada instead of Israel. Following the consummation of the Merger, Senstar Israel will adopt a resolution to dissolve, and as part of the dissolution, Senstar-Israel will transfer to Senstar-Ontario its interests in its subsidiaries by way of distribution.

The Boards of Directors of Senstar Israel, Senstar Ontario and Merger Sub have unanimously approved the Merger and the Merger Agreement, and the redomiciliation plan. The Merger is subject to certain closing conditions, including the approval by the holders of a majority of the Senstar-Israel Shares voting at a meeting (“Shareholder Approval”), the absence of certain legal impediments, the Senstar-Ontario Common Shares succeeding to the listing of the Senstar-Israel Shares on Nasdaq , the expiration of certain statutory waiting periods under the ICL, the U.S. Securities and Exchange Commission (the “SEC”) declaring effective the registration statement on Form F-4 registering the Senstar-Ontario Common Shares to be issued in connection with the Merger, the receipt of applicable exemptions from Israeli securities law requirements, and, subject to certain materiality standards, the accuracy of representations and warranties of Senstar-Israel and Senstar-Ontario, respectively, and material performance by Senstar-Israel and Senstar-Ontario of their respective covenants contained in the Merger Agreement.

The parties expect the closing of the Merger to occur in the fourth quarter of the 2023 calendar year.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit 99.1 and incorporated by reference herein. We encourage you to read the Merger Agreement for a more complete understanding of the transaction.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate.  In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, Senstar-Israel. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Senstar Israel, Senstar Ontario and Merger Sub or any of their respective subsidiaries or affiliates.

No Offer or Solicitation

This document does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation, sale, issuance or transfer would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

The proposed transaction will be submitted to the shareholders of Senstar-Israel for their consideration. Senstar-Ontario filed with the SEC a Registration Statement on Form F-4 that includes a preliminary prospectus with respect to Senstar-Ontario Common Shares to be issued in the proposed transaction and a proxy statement of Senstar-Israel in connection with the Merger. The information in the preliminary proxy statement/prospectus is not complete and may be changed. Senstar-Ontario may not issue the Common Shares referenced in the proxy statement/prospectus until the Registration Statement on Form F-4 filed with the SEC becomes effective. The proxy statement/prospectus will be provided to the Senstar-Ontario shareholders. This document is not a substitute for any prospectus, proxy statement or any other document that Senstar-Ontario or Senstar-Israel may file with the SEC in connection with the proposed transaction. Investors are urged to read the proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

Senstar-Israel and its respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Senstar-Israel’s directors and executive officers is available in its Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 20, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Merger when they become available.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and security holders will be able to obtain a free copy of these documents (when they become available) by directing a written request to: Senstar Technologies Ltd., 10th Floor, Gibor Sport Tower, 7 Menachem Begin Road. Ramat Gan 5268102, Israel, Attention: Chief Financial Officer, Tel: +972-74-794-5200.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario), which we refer to collectively as forward-looking statements. These forward-looking statements are not limited to historical facts, but reflect Senstar-Ontario’s and Senstar-Israel’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “seek,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: risks associated with Senstar-Israel’s ability to obtain the shareholder approval required to consummate the proposed Merger and the timing of the closing of the proposed Merger, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed Merger will not occur; the occurrence of any event, change, or other circumstances that could give rise to the termination of the Merger Agreement; the outcome of any legal proceedings that may be instituted against Senstar-Israel following the announcement of the Merger Agreement and the transactions contemplated therein; unanticipated difficulties or expenditures relating to the proposed Merger; and the ability to recognize the anticipated benefits of the proposed Merger.

Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those risks discussed under the heading “Risk Factors” in Senstar-Israel’s most recent Annual Report on Form 20-F filed with the SEC. These forward-looking statements are made only as of the date hereof, and, except as required by applicable law or regulation, Senstar-Israel undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Senstar Technologies Ltd.

By: Name: Title:	/S/ Tomer Hay Tomer Hay Chief Financial Officer

Date: September 27, 2023

Exhibit Index

Exhibit 99.1	Agreement and Plan of Merger, dated September 26, 2023, by and among Senstar Technologies Ltd., Senstar Technologies Corporation and Can Co Sub Ltd.